SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECD S.E.C.
SEP 1 3 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


02057626

For the month of September 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: Press release announcing the resignation of Michel Bon as France Telecom's Chairman and CEO.

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Resignation of Michel Bon


france telecom

Paris, September 12, 2002 -


Print

Michel Bon, Chairman and CEO of France Telecom, submitted his resignation to the French government during today's meeting of France Telecom's Board of Directors. Michel Bon will continue as interim Chairman and CEO until his successor has been named.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 13, 2002



By: ____________________
Name: Pierre Hilaire
Title: Senior Vice President Finance, France